Filed by Fidelity National Financial, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Lender Processing Services, Inc.

Commission File No.: 001-34005

Commission File No. for Registration Statement

on Form S-4: 333-190902

Final Transcript

FIDELITY NATIONAL FINANCIAL: FNF 2013 3rd Quarter Earnings Call October 23, 2013/5:00 p.m. EDT

SPEAKERS

Daniel Murphy –Senior Vice President, Treasurer

George Scanlon – Chief Executive Officer

Tony Park – Chief Financial Officer

ANALYSTS

Ryan Byrnes – Janney Montgomery Scott

Mark DeVries – Barclays Capital

Alan Danzig – Lord, Abbett & Co.

Bose George – Keefe, Bruyette, & Woods

PRESENTATION

Moderator	Ladies and gentlemen, thank you for standing by. Welcome to the FNF 2013 Third Quarter Earnings Conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session. Instructions will be given at that time. (Operator instructions.) As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Dan Murphy.

D. Murphy	Thanks, Greg, and good morning, everyone, and thanks for joining us for our Third Quarter 2013 Earnings conference call. Joining me today are CEO, George Scanlon; President, Randy Quirk; and our CFO, Tony Park. We’ll begin with a brief strategic and business overview from George, and Tony will finish with a review of the financial highlights. We’ll then open it up for some questions and finish with some concluding remarks from George.

FIDELITY NATIONAL FINANCIAL

Host: Dan Murphy

October 24, 2013/5:00 p.m. EDT

This conference call may contain forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by and information currently available to management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the risks and other factors detailed in our press release dated today and in the statement regarding forward-looking information, risk factors and other sections of the company’s Form 10-K and other filings with the SEC.

This conference call will be available for replay via webcast at our website at fnf.com. It will also be available through phone replay, both of those replays beginning at 7 p.m. Eastern time tomorrow, October 24th, through October 30th. The replay number is (800) 475-6701 and the access code is 305378.

Let me now turn the call over to our CEO, George Scanlon.

G. Scanlon	Thank you, Dan, and good afternoon, everyone. The third quarter was another strong quarter for our title insurance business. The market has made a noticeable shift to a purchase-dominated market, as the level of refinance activity has come down dramatically. We generated a 14.2% adjusted pretax title margin, nearly equal to the 14.4% title margin in the third quarter of 2012 despite a 15% decline in closed orders. The combination of a 23% increase in the fee per file and nearly 1,650 staffing reductions since the middle of June helped offset the decline in order volume. As we enter the seasonally slower time of the year, we have made additional reductions of approximately 300 positions in the first 3 weeks of October.

FIDELITY NATIONAL FINANCIAL

Host: Dan Murphy

October 24, 2013/5:00 p.m. EDT

The expected transition from a refinance-driven market to a purchase-driven market accelerated in the third quarter; 56% of open orders and 50% of closed orders were purchase-related in the third quarter, both significant increases from the 33% of open orders and 37% of closed orders that were purchase-related in the third quarter of 2012. The declined in refinance volumes certainly contributed to the large mix shift, but the continued improvement in the purchase market also had a positive impact, as open purchase orders increased by 10% over the third quarter of 2012, and closed purchase orders increased by 15% over the prior year period.

We had another very strong quarter in the commercial title insurance business, as revenue grew 25% compared to the third quarter of 2012. The commercial business produced $120 million in revenue as the fee per file of $9,500 grew 22% and closed orders of 12,600 increased 3% versus a strong third quarter of 2012. Overall, title pretax earnings of $221 million grew by $12 million, or 6%, compared with the third quarter of 2012, and we produced operating EPS of $0.50 per share, excluding the negative $0.07 impact from the charge at Ceridian and LPS acquisition expenses, which Tony will detail later.

Total open order counts declined each month during the quarter, as the declining refinance orders outweighed the growing purchase orders. For the quarter, open orders averaged 7,400 per day for the third quarter, with July at 8,000, August at 7,200 and September averaging 7,000. The first three weeks of October have averaged 6,700 open orders per day. The mix continued to shift to more purchase each month during the quarter, with July at 54%, August at 57%, and September averaging 58%, and the entire quarter saw 56% of open orders related to purchase transactions. For the first three weeks of October, purchase transactions made up 55% of total open orders.

The fee per file in the third quarter was positively impacted by the mixed shift towards purchase, as well as home price appreciation and the strong commercial title quarter. The total fee per file of $1,807 increased 23% versus the third quarter 2012 fee per file of $1,467, and increased sequentially 16% versus the second quarter 2013 fee per file of $1,562. Also, excluding our national commercial revenue, the fee per file was $1,562, a 20% increase over the prior year and a 14% sequential improvement from the second quarter of 2013.

Shifting to our non-title operations, the restaurant group produced operating revenue of $336 million and adjusted EBITDA of $14 million for an adjusted EBITDA margin of 4.2%, an 80 basis point improvement

FIDELITY NATIONAL FINANCIAL

Host: Dan Murphy

October 24, 2013/5:00 p.m. EDT

from the third quarter of 2012. The revitalization of O’Charley’s is progressing as planned and we are pleased with the recent improving trends at that concept. Remy generated operating revenue of $266 million and adjusted EBITDA of $34 million, for an adjusted EBITDA margin of 12.7%. Remy stock hit a 52-week high yesterday, closing at $22.47, valuing FNF’s investment at approximately $366 million, or nearly $1.60 per share to FNF. Our original cost basis in these shares is $9.53 per share or $156 million.

Our minority-owned investment, Ceridian, generated quarterly revenue of $359 million and EBITDA of approximately $92 million, for an EBITDA margin of nearly 26%. Our 32% share of Ceridian’s quarterly loss was $15 million, as Ceridian took a $10 million charge in the quarter related to the write-off of a deferred tax asset and debt extinguishment cost associated with the refinancing.

On October 1, Ceridian completed the legal separation of its human capital management and payments businesses, moving another step closer to taking the payments business public sometime next year. Digital Insurance generated revenue of $18 million and EBITDA of $3 million and EBITDA margin of 18%. Digital completed four acquisitions this quarter and has acquired six companies in 2013 since FNF’s acquisition late last year.

We continue to work towards a late fourth quarter or January 2014 closing for the LPS acquisition. We have made considerable progress in meeting the data requirements for the FTC’s information second request. We also intend to increase the cash portion of the consideration in the acquisition of LPS.

We believe that increasing the cash portion of the consideration provides more certainty of value to the LPS shareholders and also reduces the variability of the cost of the acquisition due to potential volatility in FNF’s stock price between now and closing. Once closed, the addition of LPS will create a larger, broader, more diversified and recurring revenue base for FNF and further evolve FNF as a leading real estate services company. We look forward to creating significant value for our shareholders through this strategic acquisition.

This afternoon, we announced a planned $400 million equity offering. Due to SEC rules surrounding the offering, we are prohibited from speaking any further about the offering on this call. Finally, this afternoon

FIDELITY NATIONAL FINANCIAL

Host: Dan Murphy

October 24, 2013/5:00 p.m. EDT

we announced that our Board of Directors has declared an increased quarterly cash dividend of $0.18 per share, an increase of 12.5% from the previous quarterly dividend of $0.16 per share. We are excited about the future prospects of our company and hope the market sees this dividend increase as a statement of that optimism for the future of FNF.

Let me now turn the call over to Tony Park to review the financial highlights. Tony?

T. Park	Thank you, George. FNF generated nearly $2.2 billion in revenue in the third quarter compared to $2 billion in the third quarter of 2012, as total title revenue grew by $87 million or 6%. Net earnings were $98 million, or $0.43 per diluted share, and cash flow from operations was strong at $130 million. Consolidated results include a $10 million after-tax charge related to the write-off of a deferred tax asset and onetime debt extinguishment cost at Ceridian and $5 million of after-tax expenses related to the LPS acquisition. Combined, those had a $0.07 negative impact on diluted EPS, so we achieved adjusted EPS of $0.50 per diluted share in the third quarter.

The title segment generated more than $1.5 billion in operating revenue for the third quarter, a 6% increase from the third quarter of 2012. Direct title premiums grew by 8%, driven by a 23% increase in the fee per file, offsetting the 15% decrease in closed orders. Agency premiums grew by 11%.

Title segment personnel costs increased by $31 million or 7% versus the third quarter of 2012, and other operating expenses declined by $13 million or 4%, both of which are lower than the 10% increase in total title premiums. The net effect was a 14.2% pretax title margin.

Debt outstanding, excluding ABRH and Remy, was $984 million, with no FNF maturities until May 2017. Additionally, there continues to be no borrowings under our $800 million credit facility as of September 30. Remy and the restaurant group had debt of $365 million, with $274 million from Remy and $91 million from the restaurant group. FNF does not provide any corporate guarantee on the debt by the Remy or the restaurant group. Our debt-to-total-capital ratio was 22% at September 30.

Total title claims paid were $103 million during the third quarter, an increase of $6 million dollars from the third quarter of 2012. We expect to continue to provide for future claims at a 7% provision level in the fourth quarter.

FIDELITY NATIONAL FINANCIAL

Host: Dan Murphy

October 24, 2013/5:00 p.m. EDT

Finally, our investment portfolio totaled nearly $5.3 billion at September 30. From a regulated standpoint, we have nearly $1.8 billion in statutory reserves, $1.6 billion in regulated cash and investments and approximately $650 million in secured trust deposits, for a total of nearly $4.1 billion in regulated cash and investments.

From an unregulated perspective, we have $360 million in minority equity investments, which is primarily our Ceridian investment, and approximately $450 million in unregulated cash and investments, for a total of approximately $800 million in unregulated cash and investments. There’s also approximately $200 million in consolidated cash and investments at Remy, the restaurant group and other subsidiaries that is necessary for their operations, and approximately $200 million in cash at subsidiaries that is restricted by minimum working capital or other requirements.

Let me now turn the call back to our operator, Greg, to allow for any questions.

Moderator	Your first question comes of the line of Ryan Byrnes from Janney Capital.

R. Byrnes	Lots of news to digest through here. With the announcement of the stock offering, I know you can’t talk about the stock price, but are you increasing the cash portion of the deal? Or I’m just trying to make sure I understand how to think about the share count going forward.

G. Scanlon	Yes, the use of the proceeds will be to effectively substitute equity that was going to LPS shareholders with cash that would be derived from the offering.

R. Byrnes	So just to confirm, so then hitting the midpoint will probably be—the increased share count would still be at around $37.8 million for the LPS transaction?

G. Scanlon	That’s correct. Think of it as a substitution of selling the shares now versus waiting until closing and using them in the purchase.

FIDELITY NATIONAL FINANCIAL

Host: Dan Murphy

October 24, 2013/5:00 p.m. EDT

R. Byrnes	And then just quickly moving to the fee per file, obviously, it showed solid improvement. Just want to understand, I guess, the trajectory of it, I guess, monthly, obviously, as the shift from refi to purchase happens. What kind of delta were you guys looking at between July to September and maybe into October? I just wanted to see what that looks like.

G. Scanlon	Well, the overall fee per file will be affected by commercial and, obviously, the commercial deals tend to be weighted toward the back end of the quarter. Other than that, it’s really the mix of closings. We don’t get overly focused on that statistic month-to-month because, frankly, it is what it is. I think as you see a shift more to a purchase-dominated market, you’re obviously going to see an increase in the fee per file from what it historically has been. I think we indicated that the purchase mix in October, I think, was 55%, so it’s directionally where we were coming through the third quarter. It’s about the same.

R. Byrnes	And then shifting over to, I guess, net investment income, it seemed like it came in light year-over-year and also sequentially. Was that because you guys shifted maybe to more cash to prepare yourself for the LPS deal or is there something else at play there?

G. Scanlon	No, we didn’t do anything markedly different. I think it’s a function of our duration is around three years. I think as we come up with reinvestment requirements as bonds mature, the replacement yield is less, and I think it’s really simple as that. That’s probably a better run rate to use going forward than what we had previously been generating. Until the rate environment normalizes, then obviously, we’ll take advantage of that.

R. Byrnes	And then my last question, I’ll let other people hop on here. Is the sequential decline in the services business, is that mainly a function of refis going away or is there anything else at play there?

G. Scanlon	Yes, I think it’s really a function of the decline in transaction activity at ServiceLink associated with the decline in refi. We saw the services line not reflect what we saw on the title premium line, for example.

Moderator	Your next question comes from the line of Mark DeVries from Barclays.

M. DeVries	Just to follow-up, what is the total portion of the deal that’s going to be equity now?

G. Scanlon	Well, we don’t know that precisely at this point. As you recall, we originally announced the deal at 50% stock, 50% equity, and with THL as our partner. There’s been some movement subsequent to that, just assume that right now, and we’ll announce obviously tomorrow night what the proceeds are, then you can refine your models with that.

FIDELITY NATIONAL FINANCIAL

Host: Dan Murphy

October 24, 2013/5:00 p.m. EDT

M. DeVries	George, could you just update us on where you are with the approval process on that deal and if there’s any risk that you might have to change some of the terms of the transaction?

G. Scanlon	Well, we’ve been working very closely with the FTC. I’d say the relationship is very cooperative and professional, and we’re continuing to provide them a mountain of documentation. Our expectation in working with them is that we should hear toward the back half of December from them. It’s going well and, obviously, until you’re through the process, you can’t say with any certainty where you’re going to end up. We feel very comfortable with the direction we’re going and our ability to be responsive to their requests and their ability to turn around and give us any feedback.

We are also going through a number of approvals at the state level and I’d say, similarly, those are proceeding on schedule. At this point, they don’t seem to be an impediment to closing, again, toward the end of the year or early January. So far, so good.

M. DeVries	I think you also mentioned that looks like Ceridian is progressing towards, I guess they’ve separated the two businesses and are maybe on track to IPO the payments side of it. But what are your thoughts on what you would do with the stock you’d get from that? Would that be a monetization opportunity or would you kind of wait to see how it trades?

G. Scanlon	Well, I’d say initially, we would probably just issue shares to the public and establish a valuation and not be an immediate seller. Then, obviously, depending upon how the stock is trading, over time we would absolutely liquidate our position. There’s always the possibility that in that process a strategic buyer comes out of the woodwork and expresses interest in it as well. It’s a very attractive business. It’s highly profitable, and it would be very attractive in the market.

M. DeVries	Then finally, on a similar tack, I think you kind of emphasized what’s happened with the appreciation, the value of the Remy shares. What are your thoughts for how you would look to eventually monetize that, given your majority position? Could you just start selling that down or would you have to find somebody to take out the whole thing?

FIDELITY NATIONAL FINANCIAL

Host: Dan Murphy

October 24, 2013/5:00 p.m. EDT

G. Scanlon	Well, you could sell down over time. It would be a protracted process given the trading volume in that stock. We’re working closely with the management team on strategic opportunities to grow that business. We’re constantly looking at M&A alternatives. And so over time, I think it’s fair to say that our investment will fall below 50%. It’s outside our core real estate services competencies and it’s an investment we more than doubled our money in, so we’re very happy with the return. Over time, we’ll find an avenue to monetize it when it presents itself.

M. DeVries	Is it fair to assume, though, that the appreciation you’ve seen of late makes you a lot closer to looking to monetize that than you might have been a year ago?

G. Scanlon	Well, Mark, I always tell investors that everything is for sale, so it becomes a question of what return you can get. Clearly, at $22 a share, we think the market is starting to recognize the value of the company. Because of the limited daily volume, it restricts some institutions from coming into the stock who might otherwise be interested, and we’re conscious of that. Again, over time, we’ll find a way to monetize that and do it ideally in a tax-efficient way for us and our shareholders.

Moderator	Your next question comes of the line of Alan Danzig from Lord Abbett.

A. Danzig	My questions have been asked and answered, but I had one comment, if you could. I understand you’re still waiting for final numbers with the equity offering, but at some point I would appreciate when you had the initial presentation five months ago, there was a slide nine of sources and uses. Given all the changes that you’ve had in the consideration and on the debt and excess cash, I would appreciate if you can update that slide at some point following the equity offering.

G. Scanlon	Sure. I think we can accommodate that and, obviously, as this thing moves forward, there’ll be prospectuses and pro formas and lots of detail that will probably be responsive to any question you may have.

Moderator	You have a question from the line of Bose George from KBW.

B. George	Just following up on the fee per file question, I mean, you’d previously said that you expect the fee per file to reach $1,800 by the end of the year, and you guys are already there. Just curious if you have a ballpark for where that continues to head up to and also related question, your purchase number is about 55%. Where do you think that goes to when the market normalizes a little more?

FIDELITY NATIONAL FINANCIAL

Host: Dan Murphy

October 24, 2013/5:00 p.m. EDT

G. Scanlon	Yes, I think the slide that you were referring to the number related to residential-only. And I think as we disclosed in the release, there’s a new table of quarterly operating statistics that you may find helpful. We were actually this quarter at $1,562.

Again, Bose, as that mix changes, refi seems to have leveled off. As you know, we’re entering the more traditional cycle of the market, where things slow down December, January, February. Depending upon the purchase activity, the mix may actually evolve back to a more balanced 50-50. It really does depend on purchase activity, which has held up. Again, we’re not going to provide guidance for the fourth quarter, but I think you will see over time, that inflation in the fee per file. Again, as real estate values firm up, we’re also going to benefit from that.

B. George	And then, actually just on Ceridian, given the debt extinguishment, the earnings outlook there, does that change with that?

G. Scanlon	It’s already baked into their numbers, Bose. There was an adjustment of the rate that slightly benefited Ceridian. But also as part of that process, we issued some traveling debt that would facilitate the spinoff of the payments business and reduce some of the obligation that the holding company had to backstop that debt. So net-net, they’re paying a ton of interest. And the objective, obviously, is to monetize, in some way, the payments business first.

Then the HR business is launching a cloud-based solution that’s been well received by the market, and we’re hoping over time to migrate our mainframe-based customers to this cloud-based solution. The market values those cloud-based SaaS companies at a significant premium. We’re probably couple years away from that, realistically, but we’re making good progress.

Moderator	At this time, there are no further questions.

G. Scanlon	Thank you, everybody. The transition to a purchase-driven market accelerated in the third quarter, and the fee per file increase and proactive cost management allowed us to offset much of the decline in order volumes. We look forward to continuing to maximize the earnings potential from our title business. Thank you for joining us today.

FIDELITY NATIONAL FINANCIAL

Host: Dan Murphy

October 24, 2013/5:00 p.m. EDT

Moderator	Ladies and gentlemen, that does conclude your conference for today. Thank you for your participation and for using AT&T Executive TeleConference. You may now disconnect.

Important Information Filed with the SEC

FNF has filed with the SEC a Registration Statement on Form S-4 in connection with the previously announced transaction to purchase LPS that includes a prospectus of FNF and a preliminary Proxy Statement of LPS. The Registration Statement has not yet become effective. Following the Registration Statement having been declared effective by the SEC, LPS plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about FNF, LPS, the transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY FNF OR LPS, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by FNF and LPS through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of FNF or LPS at the following:

FNF	LPS
601 Riverside Avenue	601 Riverside Avenue
Jacksonville, FL 32204	Jacksonville, FL 32204
Attention: Investor Relations	Attention: Investor Relations:
904-854-8100	904-854-5100
dkmurphy@fnf.com	nancy.murphy@lpsvcs.com

FNF and LPS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the directors and executive officers of FNF is contained in FNF’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 12, 2013, which are filed with the SEC. Information regarding LPS’s directors and executive officers is contained in LPS’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 9, 2013, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.